April 27, 2005

Mail Stop 03-05

Via US Mail and Facsimile

Mr. Jon S. Bennett
Vice President and Chief Financial Officer
301 Fremont Street
Las Vegas, Nevada 89101

Re:	Majestic Star Casino, LLC
	Form 10-K for the year ended December 31, 2004
	Commission file #: 333-06489

Dear Mr. Bennett:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * * * * * * * * * * * * * * * * * * * *

Form 10-K for the year ended December 31, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

- Contractual Commitments, page 39

1. We note from note 6 to the financial statements that you are required to pay the City of Gary, Indiana a 3% economic incentive in accordance with a development agreement entered into in 1996. In future filings, please include this obligation in the section of Contractual Commitments in MD&A by accruing your best estimate in the table and explaining your assumptions in a note, or by discussing the pertinent details of the obligation in the Contractual Commitments section of MD&A. See Item 303(a)(5) of Regulation S-K.

Financial Statements

Consolidated Statements of Operations, page F-4

2. We note your presentation of equity in loss of joint venture as part of operating income. Please revise future filings to present the equity in this investment as a line item below operating income.
See
Rule 5-03(b)(13) of Regulation S-X.

Notes to Financial Statements

Note 1. Organization, page F-8

3. We note from the Form 8-K filed December 31, 2003, that in connection with the spin-off of Barden Nevada, you entered into
(1) a
license agreement to allow the purchaser the right to use the name "Fitzgeralds", (2) a management services agreement, and (3) a one-year credit agreement. In this regard, supplementally tell us how you determined that you did not have significant continuing involvement in
Barden Navada supporting your discontinued operations accounting treatment. See paragraph 42 of SFAS 144 and EITF 03-13. We may have further comments.

Note 3.  Basis of Presentation

- Concentration of Credit Risk, page F-10

4. We note your disclosure that you have established an allowance for doubtful accounts related to your accounts receivables, which approximates fair value. Please supplementally tell us, and disclose in future filings, a description of the accounting policies and methodology used to estimate the allowance for doubtful accounts, the policy for charging off uncollectible loans and trade receivables, and the policy for determining past due or delinquency status. See paragraph 13a-c of SOP 01-6.

- Goodwill, page F-11

5. In future filings, please disclose the information required by paragraph 45(c) of SFAS No. 142.





Note 7.  Discontinued Operations

Fitzgeralds Las Vegas, page F-14

6. We note that you recorded an impairment loss of $10 million at December 31, 2003 in connection with the spin-off of Fitzgeralds Las
Vegas. In this regard, supplementally explain to us why an impairment loss was not recognized in a prior period. See paragraph 7 of SFAS
No.144.  We may have further comments.

Selected Quarterly Data

7. In future filings, please present selected quarterly data.  See
Item 302 of Regulation S-K.

Audited Financial Statements of Buffington Harbor Riverboats,
L.L.C.

Report of Independent Auditors, page F-38

8. We note that the auditors report makes reference to conducting the audit in accordance with auditing standards generally accepted in the
United States. Please confirm that the auditors performed their engagement in accordance with standards of the Public Companies Accounting Oversight Board (PCAOB) and ensure that in future filings, your auditors make reference to those standards in their audit report.
See PCAOB Auditing Standard No. 1.


* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Lamoureux at 202-551-3301 or Kathy Mathis at
202-551-3383 if you have questions.

								Sincerely,



								Joseph Foti
								Senior Assistant Chief
Accountant
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Majestic Star Casino, LLC
April 27, 2005
Page 1